TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

November 6, 2019

Dear Sir/ Madam,

Sub: Further update on anonymous whistleblower complaints

The Company is providing an updated disclosure with regard to anonymous whistleblower complaints.

The Company has received letters from the Secretary, National Financial Reporting Authority and the Registrar of Companies, Karnataka, seeking certain information in connection with the above.

The Company has also received letters from National Stock Exchange of India Limited and BSE Limited seeking further information in relation to the anonymous whistleblower complaints.

The Company will provide the information as per the requests.

This is for your information and records.

Yours sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com